Cementos Lima S.A.

06013317

FILE NO. 82-3911

VAL-046-06

May 2, 2006

SEC MAIL PROCESSING RECEIVED MAY 05 2006 WASH. D.C. 152 SECTION

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

SUPPL

1. Quarterly Report as of December 31, 2005.

   Date: filed with CONASEV on February 22, 2006.

   Required by: CONASEV

2. Monthly information as of March 31, 2006 relating ADRs holders'share on the Capital Stock.

   Date: filed with CONASEV on April 5, 2006.

   Required by: CONASEV

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

3. Quarterly information as of March 31, 2006 relating ADRs transactions.

   Date: filed with CONASEV on April 5, 2006.

   Required by: CONASEV

4. Letter related to the Board of Directors' Meeting to be held on April 26, 2006.

   Date: filed with CONASEV on April 21, 2006.

   Required by: CONASEV

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

5. Resolutions adopted at the April 26, 2006 Board of Directors' Meeting.

   Date: filed with CONASEV on April 26, 2006.

   Required by: CONASEV

6. Letter related to cash dividend of US$ 0.14 per Share of Common Stock.

   Date: filed with CONASEV on April 26, 2006.

   Required by: CONASEV

7. Letter related to cash dividend of US$ 0.014 per Investment Share.

   Date: filed with CONASEV on April 26, 2006.

   Required by: CONASEV

8. Summons to the General Meeting of Shareholders to be held on May 9, 2006 according to resolution adopted at the April 26, 2006 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin) and "Expreso" on April 29, 2006.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

Cementos Lima S.A.

FILE NO.
82-3911

FILE: SE

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-038-06

April 5, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of March 31, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-039-06

April 05, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Articles 7° and 10° of Resolucion CONASEV N° 358-93-EF/94.10.0, we are attaching our ADR's quarterly reports received from our depositary bank, THE BANK OF NEW YORK, as of March 31, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS

ADR REPORT: CEMENTOS LIMA S.A. - LEVEL I

01/01/2006
31/03/2006

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	28,938
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	11.29
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

ADR REPORT: CEMENTOS LIMA S.A. - 144A

01/01/2006
31/03/2006

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	0
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	11.29
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

Cementos Lima S.A.

(FREE TRANSLATION)

**FILE NO.
82-3911**

GF.0044.06
Lima, April 21, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following important event:

Notice of the Board of Directors' Meeting to be held on Wednesday, April 26, 2006 at our offices located at Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, in order to deal with the following matters:

- Approval of interim unaudited Financial Statements as of March 31, 2006.
- Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2006.

Regarding this distribution of profits, it will proposed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'837,542.98 against the 2006 partial earnings.

Dividend per Common Share US$ 0.14
Dividend per Investment Share US$ 0.014

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

Cementos Lima S.A.

(FREE TRANSLATION)

**FILE NO.
82-3911**

GF.0046.06
Lima, April 26, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as important event about the resolutions adopted by the Board of Directors in the Meeting held on April 26, 2006:

1. **Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2006.**

Regarding this distribution of profits and after the approval of the partial financial statements as of March 31, 2006, the Board also approved that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'837,542.98 against the 2006 partial earnings.

Dividend per Common Share US$ 0.14
Dividend per Investment Share US$ 0.014

We will let you know the record date as well as the day of payment of such dividend.

2. **Summons to General Meeting of Shareholders.**

The Board of Directors agreed to summon to a General Meeting of Shareholders to be held on Tuesday, May 9, 2006, at 12.00 a.m., at our offices located at Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Friday, May 12, 2006 at 12.00 a.m. at the same place and with the same agenda. This agenda will be:

1) Authorization of the "Debt Instruments Issue Program".
2) Delegation of powers to the Board of Directors for the "Debt Instruments Issue Program" and the respective issues thereof.
3) Granting of powers to execute, deliver and register the resolutions adopted at the General Meeting of Shareholders.

The Board of Directors agreed to propose to the aforementioned General Meeting the issue and public offer of Debt Instruments for up to US$ 150'000,000 (One hundred and fifty million and 00/100 US dollars).

3. Audit Committee, approval of the By-Laws and election of its members.

The Board of Directors approved the establishment and By-Laws of the Audit Committee, which purpose is to assist the Board of Directors in supervising: (i) that the financial statements of the Company and the notes thereto reasonably reflect the results of operations and cash flows; (ii) the qualifications and independence of the external auditor; (iii) the performance of the functions of the internal audit and the external auditor; (iv) the policies, accounting processes and the internal control system for the financial statements of the Company, as well as any changes in them; (v) compliance with the applicable legal rules and regulations.

The Audit Committee will be comprised by three members of the Board of Directors of the Company, who will be elected annually by such Board. At least two of such directors shall be independent directors. The following Directors shall make up the first Audit Committee for the 2006-2007 period:

Mr. Oscar de Osma Berckemeyer, Esq.
Mr. Alfredo Gastañeta Alayza, Esq.
Mr. Jesús Zamora León

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.0047.06

Lima, April 26, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on April 26, 2006, concerning the cash dividend of US$ 0.14 per Common Share.

The record date will be May 16, 2006, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (May 12, 2006) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on May 30, 2006 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

Cementos Lima S.A.

(FREE TRANSLATION)

**FILE N°
82-3911**

GF.0048.06

Lima, April 26, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on April 26, 2006, concerning the cash dividend of US$ 0.014 per Investment Share.

The record date will be May 16, 2006, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (May 12, 2006) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on May 30, 2006 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

(FREE TRANSLATION)

**FILE N°
82-3911**

"EL PERUANO"/Official Bulletin | Lima, Saturday April 29, 2006

"EXPRESO" | Lima, Saturday April 29, 2006

CEMENTOS LIMA S.A.

GENERAL MEETING OF SHAREHOLDERS

The shareholders of CEMENTOS LIMA S.A. are hereby summoned to the General Meeting of Shareholders to be held on Tuesday May 9th, 2006 at 12.00 m. at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, to deal with the following matters:

1. Authorization of the "Debt Instruments Issue Program".
2. Delegation of powers to the Board of Directors for the "Debt Instruments Issue Program" and the respective issues thereof.
3. Granting of powers to subscribe, deliver and register the resolutions adopted at the General Meeting of Shareholders.

The registration of shares will be accepted at the same office, Securities Department, up to 5.00 p.m. of Monday, May the 8th, 2006. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Friday, May 12, 2006 at 12.00 m. at the same place with the same agenda, and the registration of shares will be extended until 5.00 p.m. of Thursday 11th of the same month.

Lima, April 29, 2006

THE BOARD OF DIRECTORS

FILE: TRAJUN

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293